Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	December 14, 2015 at 3.00 p.m.

Disclosure under Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) ("Biotie" or the "Company") has on December 12, 2015 received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from Vivo Capital VIII, LLC on behalf of itself and Vivo Capital Fund VIII, L.P. as a result of the implementation of changes to the transparency directive in the Finnish Securities Market Act.

According to the notification, the total number of Biotie shares owned directly or through financial instruments by Vivo Capital VIII, LLC and its funds was 13.76 per cent of Biotie's total number of shares and voting rights on 26 November 2015. Biotie's registered total number of shares and voting rights amounting to 1,086,940,271 has been used in the calculation of percentages for the announcement.

Total positions of Vivo Capital VIII, LLC and its funds subject to the notification:

	% of shares and voting rights (total of A)	% of shares and voting rights through financial instruments (total of B)	Total of both in % (A + B)
Resulting situation on the date on which threshold was crossed or reached	8.98	4.78	13.76
Position of previous notification (if applicable)	9.95	N/A	N/A

Notified details of the resulting situation on the date on which the threshold was crossed or reached:

A: Shares and voting rights

Class/type of shares ISIN code (if possible)	Number of shares and voting rights		% of shares and voting rights
	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)
Shares (FI0009011571)	-	51,944,445	-	4.78
Shares (FI0009011571) represented by 570,929 ADSs	-	45,674,320	-	4.20

SUBTOTAL A	97,618,765		8.98

For further information on the ADSs representing the Company’s shares, the notification refers to the stock exchange release issued by the Company on June 11, 2015.

B: Financial instruments according to SMA 9:6a

Type of financial instrument	Expiration date	Exercise/ Conversion period	Physical or cash settlement	Number of shares and voting rights	% of shares and voting rights
Warrants entitling to shares (new or treasury shares) (FI0009011571)	Nov 1, 2020	Nov 1, 2015 – Nov 1, 2020	Physical settlement	51,944,445	4.78

			SUBTOTAL B	51,944,445	4.78

For further information on the warrants, the notification refers to the stock exchange release issued by the Company on April 23, 2015.

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity:

Name	% of shares and voting rights	% of shares and voting rights through financial instruments	Total of both
Vivo Capital VIII, LLC	0	0	0
Vivo Capital Fund VIII, L.P.	7.89	4.20	12.09
Vivo Capital Surplus Fund VIII, L.P.	1.09	0.58	1.67

According to the notification, Vivo Capital VIII, LLC is the general partner of (i) Vivo Capital Fund VIII, L.P. and (ii) Vivo Capital Surplus Fund VIII, L.P. Further according to the notification, neither Vivo Capital VIII, LLC nor any other entity under its control, other than (i) Vivo Capital Fund VIII, L.P. and (ii) Vivo Capital Surplus Fund VIII, L.P., holds any shares or financial instruments in the Company.

In Turku, December 14, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com